1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 6, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED DISPOSAL OF THE ASSETS
OF NORTHWEST ALUMINUM FABRICATION
BRANCH OF THE COMPANY TO
NORTHWEST ALUMINUM FABRICATION PLANT,
A SUBSIDIARY OF CHINALCO;
PROPOSED DISPOSAL OF THE ALUMINA ASSETS
OF GUIZHOU BRANCH OF THE COMPANY TO
GUIZHOU ALUMINUM PLANT,
A SUBSIDIARY OF CHINALCO

Reference is made to the announcements dated 9 May 2013, in relation to the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets.

The Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Northwest Aluminum Fabrication Plant agreed to purchase the whole assets of Northwest Aluminum Fabrication Branch of the Company.

On the same date, the Company also entered into the Alumina Assets Transfer Agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco, pursuant to which the Company agreed to sell and Guizhou Aluminum Plant agreed to purchase the alumina assets of Guizhou Branch of the Company.

As the subsidiaries of Chinalco, the controlling Shareholder of the Company, Northwest Aluminum Fabrication Plant and Guizhou Aluminum Plant are the connected persons of the Company and therefore the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets constitute connected transactions under the Hong Kong Listing Rules.

Pursuant to Rule 14A.25 of the Hong Kong Listing Rules, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets shall be aggregated. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of such transactions exceeds 5% but is less than 25%, the aggregated transactions constitute discloseable transactions as well as non-exempt connected transactions under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As set out in the AGM Notice, the ordinary resolutions in relation to the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets are to be considered and approved by the Independent Shareholders at the AGM. A supplemental circular containing, among others, (i) details of the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the Independent Shareholders of the Company, will be dispatched to the shareholders of the Company on or before 7 June 2013.

1	BACKGROUNDS

Reference is made to the announcements dated 9 May 2013, in relation to the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets.

The Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Northwest Aluminum Fabrication Plant agreed to purchase the whole assets of Northwest Aluminum Fabrication Branch of the Company.

On the same date, the Company also entered into the Alumina Assets Transfer Agreement with Guizhou Aluminum Plant, a subsidiary of Chinalco, pursuant to which the Company agreed to sell and Guizhou Aluminum Plant agreed to purchase the alumina assets of Guizhou Branch of the Company.

2	PRINCIPAL TERMS OF THE ALUMINUM FABRICATION ASSETS TRANSFER AGREEMENT

Date:	6 June 2013

Parties:	Northwest Aluminum Fabrication Plant (as the purchaser); and the Company (as the seller).

Consideration:

RMB1,659,616,300 which is determined after arm's length negotiations between the parties, with reference to the appraised net asset value of Northwest Aluminum Fabrication Branch of the Company, being RMB1,659,616,300 as prepared by CEA based on asset-based approach at 31 December 2012.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Disposal of Aluminum Fabrication Assets in amount of RMB331,923,260.

The first payment shall be paid within thirty days after the Effective Date.

The second installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2014.

The third installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2015.

The fourth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2016.

The last installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2017.

The audited net profits or losses of the assets of Northwest Aluminum Fabrication Branch attributable to the Company incurred before the Effective Date shall be assumed by the Company. Such net profits or losses and the relevant disbursements incurred during the same period shall be settled together with the second installment.

Conditions Precedent:	The Aluminum Fabrication Assets Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Aluminum Fabrication Assets Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by SASAC having been obtained.

The Proposed Disposal of Aluminum Fabrication Assets will be completed on the Effective Date. As for the Aluminum Fabrication Assets Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

3	PRINCIPAL TERMS OF THE ALUMINA ASSETS TRANSFER AGREEMENT

Date:	6 June 2013

Parties:	Guizhou Aluminum Plant (as the purchaser); and the Company (as the seller).

Consideration:

RMB4,428,984,200, which is determined after arm's length negotiations between the parties, with reference to the appraised value of the alumina assets of Guizhou Branch of the Company, being RMB4,428,984,200 as prepared by ZhongHe Appraisal Co., Ltd., as at 31 December 2012 based on the asset-based approach.

Payment:	The consideration shall be paid in cash in five equal installments, representing 20% of the consideration for the Proposed Disposal of Alumina Assets in an amount of RMB885,796,840.

The first payment shall be paid within thirty days after the Effective Date.

The second installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2014.

The third installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2015.

The fourth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2016.

The fifth installment, together with the relevant interests in respect of the amount of such installment for the period starting from the date immediately after the Effective Date until such installment payment date at the loan interest rate from the PBOC per annum, shall be paid before 30 June 2017.

The audited net profits or losses of the alumina assets of Guizhou Branch attributable to the Company incurred before the Effective Date shall be assumed by the Company. Such net profits or losses and the relevant disbursements incurred during the same period shall be settled together with the second installment.

Conditions Precedent:	The Alumina Assets Transfer Agreement shall become effective upon the satisfaction of, among other things, the followings:

(a)	the approval for the Alumina Assets Transfer Agreement by the Independent Shareholders having been obtained; and

(b)	the necessary consents by SASAC having been obtained.

The Proposed Disposal of Alumina Assets will be completed on the Effective Date. As for the Alumina Assets Transfer Agreement, due to the deferred payment term, such agreement will be completed after the full payments of the consideration.

4	INFORMATION ABOUT THE PARTIES

The Company is a joint stock limited company established in the PRC; its Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and its ADSs are listed on the New York Stock Exchange. The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; operation of coal and iron ore businesses as well as trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

Northwest Aluminum Fabrication Plant is a state-owned enterprise and a wholly-owned subsidiary of Chinalco. The principal activities of Northwest Aluminum Fabrication Plant include asset management, property management and sale of fly ash and cinde.

Guizhou Aluminum Plant is a state-owned enterprise and a wholly-owned subsidiary of Chinalco. The principal activities of Guizhou Aluminum Plant include smelting and processing of bauxite mine and light non-ferrous metal and other aluminum products.

5	INFORMATION ABOUT THE TARGET ASSETS

5.1	Information about the assets of Northwest Aluminum Fabrication Branch of the Company

Northwest Aluminum Fabrication Branch of the Company is mainly engaged in the production and sale of aluminum fabrication. The whole assets of Northwest Aluminum Fabrication Branch mainly include the aluminum fabrication plant (including the production equipment, vehicles, machinery and equipment and buldings) and the relevant auxiliary facilities, all of which are located at Lanzhou City, Gansu Province, the PRC with an annual aluminum fabrication production capacity of 135,000 tonnes. Besides, the management and operation staff of the Northwest Aluminum Fabrication Branch will be transferred to Northwest Aluminum Fabrication Plant.

As at 31 December 2012, the audited net asset of Northwest Aluminum Fabrication Branch was approximately RMB1,575.39 million. The value of the net asset of Northwest Aluminum Fabrication Branch was approximately RMB1,659.62 million as at 31 December 2012, based on the valuation report prepared by CEA by using the asset-based approach. Further audited consolidated financial information of the assets of Northwest Aluminum Fabrication Branch is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and extraordinary items)	approximately RMB2.87 million	approximately RMB-127.17 million
Net profit (after taxation and extraordinary items)	approximately RMB6.58 million	Approximately RMB-121.41 million

5.2	Information about the alumina assets of Guizhou Branch of the Company

Guizhou Branch of the Company is mainly engaged in the production and sale of alumina. The alumina assets of Guizhou Branch mainly include the alumina production line, such as the alumina plant, the thermal Power Plant (including the production equipment, vehicles, machinery and equipment and buldings) and the relevant auxiliary facilities, all of which are located at Baiyun District, Guiyang City, Guizhou Province, the PRC with an annual alumina production capacity of 1,200,000 tonnes. Besides, the management and operation staff of the alumina production line of Guizhou Branch will be transferred to Guizhou Aluminum Plant.

As at 31 December 2012, the audited net value of alumina assets of Guizhou Branch was RMB4,396 million. The value of the net alumina assets of Guizhou Branch was approximately RMB4,428.98 million as at 31 December 2012, based on the valuation report prepared by ZhongHe Appraisal Co., Ltd. by using the asset-based approach. Further audited financial information of alumina assets of Guizhou Branch is set out in the table below (prepared under the PRC GAAP):

	For the year ended	For the year ended
	31 December 2011	31 December 2012

Net profit (before taxation and extraordinary items)	approximately RMB-319.85 million	approximately RMB-460.90 million
Net profit (after taxation and extraordinary items)	approximately RMB-319.85 million	approximately RMB-460.90 million

6	REASONS FOR AND BENEFITS OF ENTERING INTO THE TRANSACTIONS

6.1	Reasons for and Benefits of the Proposed Disposal of Aluminum Fabrication Assets

The Proposed Disposal of Aluminum Fabrication Assets can optimize the assets structure, lower the debt to asset ratio, improve the debt portfolio of the Company, increase the cash flow of the Group and strengthen the re-financing ability of the Company, which is beneficial for the Company to focus on the development of quality resources and develop the business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain.

6.2	Reasons for and Benefits of the Proposed Disposal of Alumina Assets

The alumina assets of Guizhou Branch are located at Baiyun District, Guiyang City. Pursuant to the current urban planning plan of Guiyang City, Baiyun District has been changed from an industrial district to a commercial district. Considering the extra cost that Guizhou Branch will incur for the compliance of applicable environmental protection requirements of the government of Guiyang City, the Company is of the opinion that it is more economically efficient to relocate and re-build a new alumina production line of Guizhou Branch in another location.

The alumina assets of Guizhou Branch of the Company recorded a loss amounting RMB406 million in the year 2012. The disposal of such alumina assets can cut down the operating losses amounting to RMB221 million and the financial expenses of RMB130 million, which will definitely increase the cash flow of the Group, lower the asset-debt ratio and ensure the better development of the Company. The new alumina production line will be relocated to an area which is relatively closer to major aluminum ore and coal mines, hence the corresponding transportation cost of the new alumina production line will be lower.

Considering the environment protection requirements in the original location and the economic benefits of the re-location, the Directors believe there is no disadvantage arising from the Proposed Disposal of Alumina Assets of Guizhou Branch.

Upon the acquisition of the alumina assets of Guizhou Branch, Guizhou Aluminum Plant will gradually close down the production of the alumina assets in the next three years according to its internal plan as undertook by Chinalco. The Company will publish an announcement in relation to the details of the non-competition undertaking provided by Chinalco in due course. Therefore, the Directors believe that no potential competing business will arise between the Company and its controlling Shareholder, Chinalco.

The proceeds from the Proposed Disposal of Aluminum Assets and the Proposed Disposal of Alumina Assets will be used for repaying a proportion of the loans of the Group so as to lower the size of the outstanding debt and supplementing the working capital of the Company so as to develop the key businesses of the Group, such as the construction and production of alumina mine, the production of aluminum and the integration of the coal, electricity and aluminum.

The gains expected to accrue to the Company from the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets (before deducting taxes and other expenses payable by the Company in respect of the aforementioned disposals), being the difference between the consideration and the respective carrying amount of the Group's investment (excluding any profit recognized or loss incurred by the underlying assets before they are acquired by the Group, if any) at the date of 31 December 2012, are approximately RMB84 million and RMB33 million, respectively.

The excesses of consideration over the net book value (excluding any relevant profit recognized or loss incurred before they are acquired by the Group, if any) of the assets of Northwest Aluminum Fabrication Branch, and the alumina assets of Guizhou Branch at the date of 31 December 2012 are approximately RMB84 million and RMB33 million, respectively. As such, the net asset value of the Company will be increased upon completion of the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets, respectively.

7	IMPLICATIONS UNDER THE LISTING RULES

As the subsidiaries of Chinalco, the controlling Shareholder of the Company, Northwest Aluminum Fabrication Plant and Guizhou Aluminum Plant are the connected persons of the Company and therefore the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets constitute connected transactions under the Hong Kong Listing Rules.

Pursuant to Rule 14A.25 of the Hong Kong Listing Rules, the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets shall be aggregated. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of such transactions exceeds 5% but is less than 25%, the aggregated transactions constitute discloseable transactions as well as non-exempt connected transactions under the Hong Kong Listing Rules and are therefore subject to the reporting, announcement and the Independent Shareholders' approval requirements.

As Mr. Xiong Weiping, Mr. Liu Caiming and Mr. Lv Youqing, the Directors, also hold management positions in Chinalco, they have abstained from voting on the board resolutions in respect of the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets. Save as the aforementioned, none of the Directors has material interest in such connected transactions and therefore no other Director has abstained from voting on such board resolutions.

As set out in the AGM Notice, the ordinary resolutions in relation to the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets are to be considered and approved by the Independent Shareholders at the AGM. A supplemental circular containing, among others, (i) details of the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets; (ii) a letter of recommendation from the independent board committee to the Independent Shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the Independent Shareholders of the Company, will be dispatched to the shareholders of the Company on or before 7 June 2013.

8	DEFINITIONS

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 9:30 a.m. on Thursday, 27 June 2013;

"AGM Notice"	the notice issued by the Company to the Shareholders dated 13 May 2013 for the AGM;

"Alumina Assets Transfer Agreement"

the agreement entered into between the Company and Guizhou Aluminum Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the alumina assets of Guizhou Branch of the Company;

"Aluminum Fabrication Assets Transfer Agreement"

the agreement entered into between the Company and Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on 6 June 2013, pursuant to which the Company agreed to sell and Chinalco agreed to purchase the whole assets of Northwest Aluminum Fabrication Branch of the Company;

"associate(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors;

"CEA"	China Enterprise Appraisals Co., Ltd., a qualified independent valuer;

"Chinalco"	Aluminum Corporation of China* , a state-owned enterprise and the controlling Shareholder of the Company;

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Effective Date"

the respective date when each of the agreements in relation to the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets becomes effective after satisfaction of the relevant condition precedents as set out in such agreements;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Shareholders"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve the Proposed Disposal of Aluminum Fabrication Assets and the Proposed Disposal of Alumina Assets;

"PBOC"	People's Bank of China;

"PRC"	the People's Republic of China which, for the purposes of this announcement, excludes Hong Kong, the Macau Special Administrative Region and the Taiwan region;

"PRC GAAP"	the generally accepted accounting principles in the PRC;

"Proposed Disposal of Alumina Assets"	the proposed disposal of the alumina assets of Guizhou Branch of the Company to Guizhou Aluminum Plant, a subsidiary of Chinalco;

"Proposed Disposal of Aluminum Fabrication Assets"	the proposed disposal of the whole assets of Northwest Aluminum Fabrication Branch of the Company to Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco;

"RMB"	Renminbi, the lawful currency of the PRC;

"SASAC"	State-owned Asset Supervision and Administration Commission of the State Council, the PRC;

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"%"	per cent.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary
Beijing, the PRC
6 June 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary